UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42423

BRAZIL POTASH CORP.

(Translation of registrant’s name into English)

198 Davenport Road

Toronto, Ontario, Canada, M5R 1J2

Tel: +1 (416) 309-2963

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F    ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On September 5, 2025, Brazil Potash Corp. (the “Company”) held its Annual and Special Meeting of Shareholders (the “AGM”) for the following purposes, as more fully described in the Notice of Annual and Special Meeting of Shareholders previously furnished as an exhibit to the Company’s Form 6-K filed by the Company with the Securities and Exchange Commission on August 13, 2025:

Matters Voted Upon

1. Election of Seven Directors

The seven nominees listed in the Management Information Circular dated August 5, 2025 were elected as directors of the Company to hold office until the close of the 2026 annual meeting of shareholders or until their successors are elected or appointed, all as the case may be, unless their office is earlier vacated in accordance with the by-laws of the Company or the provisions of the Business Corporations Act (Ontario).

Nominee Name	For	% For	Withheld	% Withheld
Mayo Shmidt	8,899,767	98.37%	147,259	1.63%
Matthew Simpson	8,899,914	98.37%	147,112	1.63%
Deborah Battiston	8,902,521	98.40%	144,505	1.60%
Christian Joerg	8,901,356	98.39%	145,670	1.61%
Brett Lynch	8,899,916	98.37%	147,110	1.63%
Pierre Pettigrew	8,901,106	98.39%	145,920	1.61%
Peter Tagliamonte	8,901,200	98.39%	145,826	1.61%

2. Appointment of Auditor

MNP LLP was re-appointed as auditors of the Company to hold office until the next annual meeting of the shareholders of the Company.

For	% For	Withheld	% Withheld
8,903,778	98.42%	143,248	1.58%

3. Approval of Amendments to 2024 Incentive Compensation Plan

Approval to amend the Company’s 2024 Incentive Compensation Plan to set the total number of Common Shares reserved and available for delivery under the 2024 Incentive Compensation Plan to be 8,600,000 Common Shares.

For	% For	Against	% Against
8,804,382	97.32%	242,644	2.68%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAZIL POTASH CORP.

Date: September 8, 2025	By:	/s/ Matthew Simpson
Name: Matthew Simpson
Title: Chief Executive Officer